March 11, 2026

Natalie Grainger
President and Managing Director
Nomura Commercial Asset Depositor Company LLC
Worldwide Plaza
309 West 49th Street
New York, New York 10019

       Re: Nomura Commercial Asset Depositor Company LLC
           Registration Statement on Form SF-3
           Filed February 10, 2026
           File No. 333-293355
Dear Natalie Grainger:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-
       backed securities involving the same asset class. Please refer to General Instruction
       I.A.2. of Form SF-3.
Summary of Terms
Distributions
E. Shortfalls in Available Funds, page 42

2. We note your disclosure here of various types of shortfalls in available funds which will reduce distributions to the classes of certificates or trust components with the lowest payment priorities. This includes shortfalls resulting "from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling
 March 11, 2026
Page 2

       and servicing agreement." Please revise to clarify that such shortfalls will not include any expenses or costs incurred by the certificate administrator or any other party administering an asset review vote or referring a dispute for mediation or arbitration.
Risk Factors
Office Properties Have Special Risks, page 66

3.     Your form of prospectus provides,    as a result of the COVID-19
pandemic office
       properties have been experiencing lower than historical utilization levels and it is uncertain whether utilization levels return to levels experienced prior to the COVID-19
       pandemic.    This risk factor does not appear to reflect the current
state of the COVID-19
       pandemic and related market conditions. Please revise to update. Condominium Ownership May Limit Use and Improvements, page 79

4. We note your bracketed disclosure on page 81 regarding condominium regimes established with respect to land only. Please revise your disclosure to describe the specific risks that a land condominium regime would pose to investors, and explain how such risks differs from those disclosed with respect to condominiums generally. Refer to
       Item 105 of Regulation S-K.
Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May
Disproportionately Increase Losses, page 82

5.     We note your disclosure here and elsewhere throughout your form of prospectus
       describing the risk associated with concentrations of mortgaged properties in particular geographic areas. We also note your cross-reference to Description of the Mortgage
       Pool   Mortgage Pool Characteristics on page 169. Please provide
bracketed disclosure
       stating that, if 10% or more of the pool in any one state or other geographic region is present, you will describe any economic or other factors specific to such state or region that may materially impact the pool asset or pool asset cashflows. Refer to Item
       1111(b)(14) of Regulation AB.
Transaction Parties
The Asset Representations Reviewer, page 221

6. We note your cross-reference to the section entitled Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties (on page 396) for a description of the material affiliations between the asset representations reviewer and other transaction parties. Please confirm, and revise your prospectus as necessary to clarify, that the asset representations reviewer will not be affiliated with any sponsor, depositor, servicer, or trustee of the transaction, or any of their affiliates at all times throughout the lifetime of the transaction. Please also confirm that the asset representations reviewer will not be the same party or an affiliate of any party hired by the sponsor or underwriter to perform pre-closing due diligence work on the pool assets. See Item 1101(m) of
       Regulation AB.
 March 11, 2026
Page 3
Credit Risk Retention
Qualifying CRE Loans, page 235

7. Your disclosure refers to certain credit risk requirements under Regulation RR of the
       Securities Act.    Please revise your disclosure here and elsewhere in
the form of
       prospectus, as necessary, to reflect that Regulation RR is promulgated under the
       Securities Exchange Act.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

8.     Please file your remaining exhibits with your next amendment. Refer to
Item 1100(f) of
       Regulation AB and Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Structured
Finance